Exhibit 99.1

February 18, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Equity One, Inc. for the Year Ending December 31, 2014

Below please find an announcement from Equity One, Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 43.34% ownership), whose shares are publicly-traded on the New York Stock Exchange, regarding its annual financial results for 2014, as published on February 17, 2015 in the United States.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Equity One, Inc. 410 Park Avenue, Suite 1220 New York, NY 10022 212-796-1760	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports Fourth Quarter and Year End 2014 Operating Results

New York, NY, February 17, 2015 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three months and year ended December 31, 2014.

Highlights of the quarter and the full year include:

•	Generated Recurring Funds From Operations of $0.30 per diluted share for the quarter, unchanged compared to the fourth quarter of 2013, and $1.28 per diluted share for the year ended December 31, 2014, a 4% increase as compared to the year ended December 31, 2013

•	Generated Funds From Operations (FFO) of $0.25 per diluted share for the quarter, an 11% decrease as compared to the fourth quarter of 2013, and $1.20 per diluted share for the year ended December 31, 2014, a 3% increase as compared to the year ended December 31, 2013

•	Increased same-property net operating income (NOI) by 4.3% as compared to the fourth quarter of 2013, and by 3.0% as compared to the year ended December 31, 2013

•	Consolidated shopping center occupancy increased to 95.0%, up 60 basis points as compared to September 30, 2014, and up 260 basis points as compared to December 31, 2013

•	Same-property occupancy increased to 95.0%, up 30 basis points as compared to September 30, 2014, and increased 140 basis points to 95.1% as compared to December 31, 2013

•	Executed 107 new leases, renewals, and options during the quarter totaling 434,619 square feet at an average rent spread of 14.9% on a same space basis

•	Increased average base rents to $17.34 per square foot at December 31, 2014, up 2.0% as compared to September 30, 2014, and up 7.3% as compared to December 31, 2013

•	Sold twenty-two non-core assets for $150.0 million during 2014, including six assets for $27.0 million during the fourth quarter

•	Closed on a $600.0 million unsecured revolving credit facility which replaced the company’s $575.0 million credit facility, and amended the existing $250.0 million term loan facility, each providing the company with reduced borrowing costs

•	Prepaid $92.9 million in fixed rate secured mortgage loans and invested $6.9 million in one of the company’s unconsolidated joint ventures in connection with the repayment of a maturing mortgage loan

•	Initiated 2015 Recurring FFO guidance of $1.28 to $1.31 per diluted share

“Our results this quarter reflect the focus and outstanding execution of our operating team. Significant milestones were achieved as we reached our 2014 goal of 95% occupancy by year-end with a particular emphasis on shop leasing, where our shop occupancy levels improved from 82.1% to 86.4% year-over-year,” said David Lukes, CEO. “We start 2015 with our repositioned portfolio optimistic that we can continue to achieve occupancy gains, grow our same property NOI, and advance the intrinsic redevelopment opportunities within our portfolio.”

Financial Highlights

Recurring FFO was $40.2 million, or $0.30 per diluted share, for the fourth quarter of 2014, as compared to $38.4 million, or $0.30 per diluted share, for the fourth quarter of 2013. Recurring FFO was $167.7 million, or $1.28 per diluted share for the year ended December 31, 2014, as compared to $158.3 million, or $1.23 per diluted share for 2013, representing a 4% increase on a per share basis. Recurring FFO for the fourth quarter of 2014 excluded $8.0 million of impairment losses and $3.8 million of losses on debt extinguishment. Recurring FFO for the year ended December 31, 2014 included a $4.2 million net termination benefit related to the Loehmann’s lease at 101 7th Avenue, a $1.1 million reversal of bad debt expense associated with the settlement of historical real estate taxes with two tenants and excluded $2.7 million of reorganization costs, primarily comprised of share-based compensation and bonus expense related to the transition of the company’s Chief Executive Officer.

In the fourth quarter of 2014, the company generated FFO of $33.9 million, or $0.25 per diluted share, as compared to $35.9 million, or $0.28 per diluted share for the fourth quarter of 2013, representing an 11% decrease on a per share basis. FFO was $157.9 million, or $1.20 per diluted share for the year ended December 31, 2014, as compared to $151.0 million, or $1.17 per diluted share for 2013, representing a 3% increase on a per share basis.

Net income attributable to Equity One was $6.7 million, or $0.05 per diluted share, for the quarter ended December 31, 2014, as compared to $9.2 million, or $0.08 per diluted share, for the fourth quarter of 2013. Net income attributable to Equity One was $48.9 million, or $0.39 per diluted share, for the year ended December 31, 2014, as compared to $78.0 million, or $0.65 per diluted share, for the same period of 2013. A reconciliation of net income attributable to Equity One to FFO and the reconciling components of FFO to Recurring FFO are provided in the tables accompanying this press release.

Operating Highlights

Same-property NOI increased 4.3% for the fourth quarter of 2014 as compared to the fourth quarter of 2013, and increased 3.0% for the year ended December 31, 2014 as compared to 2013. The strong fourth quarter performance was driven primarily by higher minimum rent from new lease commencements and rent escalations, and to a lesser extent by lower non-recoverable operating expenses including bad debt expense. A reconciliation of same-property NOI to income from continuing operations before tax and discontinued operations is provided in the tables accompanying this press release.

As of December 31, 2014, occupancy for the company’s consolidated shopping center portfolio was 95.0%, up 60 basis points as compared to September 30, 2014, and up 260 basis points as compared to December 31, 2013. On a same-property basis, occupancy increased 30 basis points to 95.0% as compared to September 30, 2014, and increased 140 basis points to 95.1% as compared to December 31, 2013. Same-property occupancy for shop space increased 70 basis points to 86.4% as compared to September 30, 2014, and increased 230 basis points to 86.3% as compared to December 31, 2013. Fourth quarter leasing activity was strong in many southeast markets, including Florida, Louisiana and Georgia, particularly in shop leasing where the company achieved net shop gains of 32,000 square feet in Florida and 9,000 square feet in Georgia.

During the fourth quarter of 2014, the company executed 107 new leases, renewals, and options totaling 434,619 square feet, including 85 same space leases totaling 315,598 square feet. On a same space cash basis, average rents for these leases increased by 14.9%. On a same space basis, 32 new leases were executed in the fourth quarter of 2014 comprising 98,798 square feet at an average rental rate of $20.51 per square foot, representing a 12.3% increase from prior cash rents. Additionally, the company renewed 53 leases on a same space basis, totaling 216,800 square feet at an average rental rate of $21.94 per square foot, representing a 16.0% increase from prior cash rents.

For the year ended December 31, 2014, the company executed 448 new leases, renewals, and options totaling 2.2 million square feet, including 378 same space leases totaling 1.7 million square feet at an average rental rate of $17.32 per square foot, representing a 7.1% increase from prior cash rents. Excluding the new anchor lease executed during the first quarter of 2014 at Park Promenade, same space cash leasing spreads for the year ended December 31, 2014 averaged 8.7% for all new leases, renewals and options, and 9.9% for new leases.

Development and Redevelopment Activities

As of December 31, 2014, the company had approximately $141.6 million of active development and redevelopment projects underway of which $39.0 million remained to be incurred.

At Broadway Plaza, a development site in the Bronx, New York, four anchors including Sports Authority, TJ Maxx, Aldi, and Party City comprising 82,000 square feet of space are open for business, and a new lease was executed with Five Below for 9,000 square feet bringing the leased rate for the initial phase of Broadway Plaza to 78%. Five Below is expected to open for business in the third quarter of 2015. The second phase of the project, consisting of an additional 33,000 square feet, is now 59% leased and expected to open in the third quarter of 2015. Leases have been signed with Blink Fitness for 16,000 square feet comprising the entire second level, and with Vitamin Shoppe and Starbucks for 2,100 square feet and 1,400 square feet, respectively, on the first level. The total budgeted cost of the entire project is approximately $73.8 million of which $16.7 million remained to be incurred as of December 31, 2014.

At 101 7th Avenue, the former Loehmann’s space is being prepared for the new Barneys New York flagship store. The company expects to deliver the space to Barneys by the end of February of 2015 at which time Barneys will commence its build-out. Barneys is expected to open for business in the first quarter of 2016. At Alafaya Commons in Orlando, Florida, work is ongoing to redevelop 67,000 square feet, including the former grocery space to accommodate a new Academy Sports store, at an estimated cost of $7.5 million. The company delivered the space to Academy Sports in January 2015, and the store is expected to open for business by the end of the first quarter of 2015.

The company has four additional properties under active redevelopment at an expected cost of $47.9 million, of which $10.3 million remained to be incurred as of December 31, 2014. These projects include design improvements, expansions and new anchor re-tenanting with retailers such as L.A. Fitness, Walgreens, Ulta Beauty, UFC Gym, Publix, Academy Sports, The Fresh Market, and Ross. The company is actively working on future redevelopment opportunities that include projects to consolidate shop space, to upgrade the tenant mix of certain centers by replacing underperforming anchor tenants and to expand certain centers by adding new outparcels.

Disposition Activity

During the fourth quarter of 2014, the company closed on the sale of six non-core assets totaling approximately 475,000 square feet of gross leasable area (GLA) for $27.0 million. During 2014, twenty-two non-core assets were sold totaling approximately 2.1 million square feet of GLA for $150.0 million, representing a weighted average capitalization rate (excluding a property sold via short-sale for $5.4 million) of approximately 7.9%.

Investing and Financing Activities

In December 2014, the company closed on a $600.0 million unsecured revolving credit facility which replaced its $575.0 million credit facility that matured September 2015. The new facility, which matures December 2018, provides the company with options to extend the maturity date for two six month periods, and to increase the facility size to $900.0 million through an accordion feature subject to bank participation. Based on the company’s current credit ratings, the facility bears interest at LIBOR plus 105 basis points per annum and contains a facility fee of 20 basis points per annum. Additionally, during December 2014, the terms of the company’s $250.0 million unsecured term loan facility that matures in February 2019 were amended to reduce the interest margin, resulting in a decrease of the all-in fixed borrowing cost (when considering the impact of in-place interest hedges) from 3.17% to 2.62% per annum, based on the company’s current credit ratings.

During the fourth quarter, the company prepaid $92.9 million of fixed rate secured mortgage loans having a weighted average interest rate of 5.64% per annum, and recorded a $3.8 million loss on extinguishment of debt in conjunction with the prepayments. The company’s debt maturity profile remains well-laddered with 2015 maturities limited to $107.5 million of unsecured senior notes due October 2015 and a $19.6 million mortgage due June 2015.

During the fourth quarter, the company invested $6.9 million in one of the company’s unconsolidated joint ventures in connection with the repayment of a mortgage loan by the joint venture.

Balance Sheet Highlights

At December 31, 2014, the company’s total market capitalization (including debt and equity) was $4.8 billion, comprising 136.0 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $3.5 billion and approximately $1.3 billion of debt (excluding any debt premium/discount). The company’s ratio of net debt (net of cash) to total market capitalization was 27.3%. At December 31, 2014, the company had approximately $27.7 million of cash and cash equivalents on hand (including $0.3 million of cash in escrow and restricted cash) and $37.0 million outstanding under its revolving credit facilities.

FFO and Earnings Guidance

The company is introducing 2015 Recurring FFO guidance of $1.28 to $1.31 per diluted share. This guidance considers the impact of asset sales that have occurred during the past year and also reflects the year-over-year decline in FFO attributable to the anchor space at 101 7th Avenue, where we recognized $4.4 million in revenue in 2014 as part of recapturing the space occupied by Loehmann’s, but will not record any income from the new lease with Barneys New York until the first quarter of 2016. Recurring FFO excludes transaction costs, impairment charges, debt extinguishment gains/losses, gains/losses on disposal of assets, severance costs, costs pertaining to the company’s reorganization, and certain other income or charges. The 2015 guidance is based on the following key assumptions:

•	Increase in same-property NOI of 2.75% to 3.5%

•	Year-end 2015 same-property occupancy reaching 95.5% to 96.0%

•	Core acquisitions of $100 million

•	Joint venture acquisitions of $50 million to $100 million

•	Non-core dispositions of $50 million to $75 million

The following table provides a reconciliation of the range of estimated earnings per diluted share attributable to Equity One to estimated FFO and Recurring FFO per diluted share for the full year 2015:

	For the year ended December 31, 2015 (1)
	Low	High
Estimated earnings attributable to Equity One per diluted share	$0.59	$0.61
Adjustments:
Net adjustment for shares issuable to Liberty International Holdings Limited and rounding	(0.05)	(0.05)
Rental property depreciation and amortization including pro rata share of joint ventures	0.66	0.67
Earnings attributed to noncontrolling interest (2)	0.07	0.07

Estimated FFO per diluted share	$1.27	$1.30

Transaction costs and other	0.01	0.01

Estimated Recurring FFO per diluted share	$1.28	$1.31

(1)	Does not include possible gains or losses or the impact on operating results from unplanned future property acquisitions or unplanned dispositions, other possible capital markets activity or possible future impairment or severance charges.
(2)	Includes effect of distributions paid with respect to unissued shares held by a noncontrolling interest which are already included for purposes of calculating earnings attributable to Equity One per diluted share.

ACCOUNTING AND OTHER DISCLOSURES

The company believes FFO (combined with the primary GAAP presentations) is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry and, in particular, REITs. The National Association of Real Estate Investment Trusts (“NAREIT”) stated in its April 2002 White Paper on Funds from Operations, “Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.”

FFO, as defined by NAREIT, is “net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” NAREIT states further that “adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.” The company makes certain adjustments to FFO, which it refers to as Recurring FFO, to account for items it does not believe are representative of ongoing operating results, including transaction costs associated with acquisition and disposition activity, impairment of goodwill and land held for development, severance and reorganization costs and gains (or losses) on the extinguishment of debt. The company also believes that Recurring FFO is a useful, supplemental measure of its core operating performance that facilitates comparability of historical financial periods. The company believes that financial analysts, investors and stockholders are better served by the presentation of comparable period operating results generated from its FFO and Recurring FFO measures. The company’s method of calculating FFO and Recurring FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The company uses NOI, which is a non-GAAP financial measure, internally as a performance measure and believes NOI provides useful information to investors regarding the company’s financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level and when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis. In this release, the company has provided NOI information on a same-property basis. Information provided on a same-property basis, unless otherwise noted, includes the results of properties that the company consolidated, owned and operated for the entirety of both periods being compared except for properties for which significant development or redevelopment occurred during either of the periods being compared.

FFO, Recurring FFO and same-property NOI are presented to assist investors in analyzing the company’s operating performance. Neither FFO, Recurring FFO nor same-property NOI (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, or (iv) should be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating the company’s operating performance. The company believes net income attributable to Equity One is the most directly comparable GAAP financial measure to FFO and Recurring FFO while income from continuing operations before tax and discontinued operations is the most directly comparable GAAP financial measure to NOI. Reconciliations of these measures to their respective comparable GAAP measures have been provided in the tables accompanying this press release.

On April 10, 2014, the Financial Accounting Standards Board (“FASB”) issued an update (ASU 2014-08) regarding the criteria for reporting discontinued operations which is effective prospectively beginning in 2015. As permitted, the company has elected to early adopt the updated standard. Therefore, beginning January 1, 2014, prospective activity related to individual properties sold or held for sale will no longer be included as discontinued operations on the consolidated statements of income. The adoption and implementation of this ASU resulted in the operations of certain current period dispositions being classified within continuing operations in the company’s condensed consolidated statements of income, but did not have an impact on the company’s financial position or cash flows.

CONFERENCE CALL/WEB CAST INFORMATION

Equity One will host a conference call on Wednesday, February 18, 2015 at 9:00 a.m. Eastern Time to review its 2014 fourth quarter and full year earnings and operating results. Stockholders, analysts and other interested parties can access the earnings call by dialing (888) 317-6003 (U.S.), (866) 284-3684 (Canada) or (412) 317-6061 (international) using pass code 5891638. The call will also be web cast and can be accessed in a listen-only mode on Equity One’s web site at www.equityone.com.

A replay of the conference call will be available on Equity One’s web site for future review. Interested parties may also access the telephone replay by dialing (877) 344-7529 (U.S.), (855) 669-9658 (Canada) or (412) 317-0088 (international) using pass code

10056512 through March 20, 2015.

FOR ADDITIONAL INFORMATION

For a copy of the company’s fourth quarter supplemental information package, please access the “Investors” section of Equity One’s web site at www.equityone.com. To be included in the company’s e-mail distributions for press releases and other company notices, please send e-mail addresses to Investor Relations at investorrelations@equityone.com.

ABOUT EQUITY ONE, INC.

As of December 31, 2014, our consolidated shopping center portfolio comprised 122 properties, including 102 retail properties and five non-retail properties totaling approximately 13.5 million square feet of gross leasable area, or GLA, nine development or redevelopment properties with approximately 1.6 million square feet of GLA upon completion, and six land parcels. As of December 31, 2014, our consolidated shopping center occupancy was 95.0% and included national, regional and local tenants. Additionally, the company had joint venture interests in 18 retail properties and two office buildings totaling approximately 3.2 million square feet of GLA.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “might,” “would,” “expect,” “anticipate,” “estimate,” “could,” “should,” “believe,” “intend,” “project,” “forecast,” “target,” “plan,” “optimistic,” “assumptions,” or “continue” or the negative of these words or other variations or comparable terminology. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility in the capital markets and changes in borrowing rates; changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the timing, extent and ultimate proceeds realized from asset dispositions; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; changes in key personnel; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2014 and 2013

(Unaudited)

(In thousands, except share par value amounts)

	December 31, 2014	December 31, 2013
ASSETS
Properties:
Income producing	$3,128,081	$3,153,131
Less: accumulated depreciation	(381,533)	(354,166)

Income producing properties, net	2,746,548	2,798,965
Construction in progress and land held for development	161,872	104,464
Properties held for sale	—	13,404

Properties, net	2,908,420	2,916,833
Cash and cash equivalents	27,469	25,583
Cash held in escrow and restricted cash	250	10,912
Accounts and other receivables, net	11,859	12,872
Investments in and advances to unconsolidated joint ventures	89,218	91,772
Loans receivable, net	—	60,711
Goodwill	6,038	6,377
Other assets	218,971	229,599

TOTAL ASSETS	$3,262,225	$3,354,659

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Liabilities:
Notes payable:
Mortgage notes payable	$311,778	$430,155
Unsecured senior notes payable	731,136	731,136
Term loan	250,000	250,000
Unsecured revolving credit facilities	37,000	91,000

	1,329,914	1,502,291
Unamortized premium on notes payable, net	3,127	6,118

Total notes payable	1,333,041	1,508,409
Other liabilities:
Accounts payable and accrued expenses	49,924	44,227
Tenant security deposits	8,684	8,928
Deferred tax liability	12,567	11,764
Other liabilities	167,400	177,416

Total liabilities	1,571,616	1,750,744

Redeemable noncontrolling interests	—	989
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	—	—
Common stock, $0.01 par value – 150,000 shares authorized, 124,281 and 117,647 shares issued and outstanding at December 31, 2014 and 2013, respectively	1,243	1,176
Additional paid-in capital	1,843,348	1,693,873
Distributions in excess of earnings	(360,172)	(302,410)
Accumulated other comprehensive (loss) income	(999)	2,544

Total stockholders’ equity of Equity One, Inc.	1,483,420	1,395,183

Noncontrolling interests	207,189	207,743

Total equity	1,690,609	1,602,926

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY	$3,262,225	$3,354,659

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months and years ended December 31, 2014 and 2013

(Unaudited)

(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
REVENUE:
Minimum rent	$66,252	$64,210	$268,257	$248,086
Expense recoveries	19,137	20,602	77,640	77,499
Percentage rent	822	698	5,107	4,328
Management and leasing services	333	1,113	2,181	2,598

Total revenue	86,544	86,623	353,185	332,511

COSTS AND EXPENSES:
Property operating	22,974	23,761	89,493	89,647
Depreciation and amortization	21,230	22,181	101,345	87,266
General and administrative	9,864	11,395	41,174	39,514

Total costs and expenses	54,068	57,337	232,012	216,427

INCOME BEFORE OTHER INCOME AND EXPENSE, TAX AND DISCONTINUED OPERATIONS	32,476	29,286	121,173	116,084
OTHER INCOME AND EXPENSE:
Investment income	107	765	365	6,631
Equity in income (loss) of unconsolidated joint ventures	672	(118)	10,990	1,648
Other income	254	16	3,454	216
Interest expense	(15,185)	(17,285)	(64,031)	(68,145)
Amortization of deferred financing fees	(593)	(606)	(2,396)	(2,421)
Gain on sale of operating properties	3,371	—	14,029	—
(Loss) gain on extinguishment of debt	(3,824)	—	(2,750)	107
Impairment loss	(7,958)	(1,903)	(21,850)	(5,641)

INCOME FROM CONTINUING OPERATIONS BEFORE TAX AND DISCONTINUED OPERATIONS	9,320	10,155	58,984	48,479
Income tax (provision) benefit of taxable REIT subsidiaries	(70)	123	(850)	484

INCOME FROM CONTINUING OPERATIONS	9,250	10,278	58,134	48,963

DISCONTINUED OPERATIONS:
Operations of income producing properties	(18)	1,118	(238)	5,769
(Loss) gain on disposal of income producing properties	(12)	2,915	3,222	39,587
Impairment loss	—	(2,135)	—	(4,976)
Income tax provision of taxable REIT subsidiaries	(4)	(38)	(27)	(686)

(LOSS) INCOME FROM DISCONTINUED OPERATIONS	(34)	1,860	2,957	39,694

NET INCOME	9,216	12,138	61,091	88,657

Net income attributable to noncontrolling interests – continuing operations	(2,491)	(2,524)	(12,206)	(10,209)
Net (income) loss attributable to noncontrolling interests – discontinued operations	—	(462)	12	(494)

NET INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$6,725	$9,152	$48,897	$77,954

EARNINGS PER COMMON SHARE – BASIC:
Continuing operations	$0.05	$0.06	$0.37	$0.32
Discontinued operations	—	0.01	0.02	0.33

	$0.05	$0.08 *	$0.39	$0.66 *

Number of Shares Used in Computing Basic Earnings per Share	123,211	117,592	119,403	117,389

EARNINGS PER COMMON SHARE – DILUTED:
Continuing operations	$0.05	$0.06	$0.37	$0.32
Discontinued operations	—	0.01	0.02	0.33

	$0.05	$0.08 *	$0.39	$0.65

Number of Shares Used in Computing Diluted Earnings per Share	123,494	118,235	119,725	117,771

CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.22	$0.22	$0.88	$0.88

*	Note: EPS does not foot due to the rounding of the individual calculations.

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net Income Attributable to Equity One to FFO and to Recurring FFO

The following table reflects the reconciliation of FFO and Recurring FFO to net income attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(In thousands)
Net income attributable to Equity One, Inc. Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest (1)	$6,725 20,924	$9,152 22,226	$48,897 100,130	$77,954 90,097
Pro-rata share of real estate depreciation and amortization from unconsolidated joint ventures	1,045	1,081	4,186	4,283
Gain on disposal of depreciable assets, net of tax (1)	(3,036)	(2,406)	(16,898)	(37,877)
Pro-rata share of gain on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest (2)	—	—	(8,007)	—
Impairments of depreciable real estate, net of tax (1)	5,728	3,323	19,620	6,538

Funds From Operations	31,386	33,376	147,928	140,995
Earnings attributed to noncontrolling interest (3)	2,499	2,499	9,996	9,996

Funds From Operations Available to Diluted Common Shareholders	33,885	35,875	157,924	150,991
Transaction costs associated with acquisition and disposition activity, net of tax (1)	228	2,288	2,041	3,925
Impairment of goodwill and land held for development	2,230	715	2,230	3,373
Reorganization and severance costs (4)	392	479	2,723	896
Loss (gain) on debt extinguishment, net of tax (1)	3,824	(544)	3,082	31
Gain on land and outparcel sales, net of noncontrolling interests (1)	(319)	(462)	(349)	(923)

Recurring Funds From Operations Available to Diluted Common Shareholders	$40,240	$38,351	$167,651	$158,293

(1)	Includes amounts classified as discontinued operations.
(2)	Includes the remeasurement of the fair value of the company’s equity interest in Talega Village Center JV, LLC, the owner of Talega Village Center, of $2.2 million, net of the related noncontrolling interest, for the year ended December 31, 2014.
(3)	Represents earnings attributed to convertible units held by Liberty International Holdings Limited (“LIH”). Although these convertible units are excluded from the calculation of earnings per diluted share, FFO available to diluted shareholders includes earnings allocated to LIH, as the inclusion of these units is dilutive to FFO per diluted share.
(4)	Includes the effect of the modification and acceleration of share-based compensation expense associated with the company’s CEO transition, as well as, severance, bonus payments and other costs associated with reorganizational changes.

Funds from Operations and Recurring FFO are non-GAAP financial measures. The company believes that FFO, as defined by NAREIT, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. The company believes that Recurring FFO provides additional comparability between historical financial periods. See “Accounting and Other Disclosures” above.

Reconciliation of Net Income Attributable to Equity One to FFO and Recurring FFO per Diluted Share

The following table reflects the reconciliation of FFO per diluted share and Recurring FFO per diluted share to earnings per diluted share attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended December 31,		Year Ended December 31
	2014	2013	2014	2013
Earnings per diluted share attributable to Equity One, Inc.	$0.05	$0.08	$0.39	$0.65
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest	0.15	0.17	0.76	0.70
Earnings attributed to noncontrolling interest (1)	0.02	0.02	0.08	0.08
Net adjustment for rounding and earnings attributable to unvested shares (2)	—	(0.01)	(0.02)	(0.05)
Pro-rata share of real estate depreciation and amortization from unconsolidated joint ventures	0.01	0.01	0.03	0.03
Gain on disposal of depreciable assets, net of tax	(0.02)	(0.02)	(0.13)	(0.29)
Pro-rata share of gain on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest	—	—	(0.06)	—
Impairments of depreciable real estate, net of tax	0.04	0.03	0.15	0.05

Funds From Operations per Diluted Common Share	$0.25	$0.28	$1.20	$1.17

Funds From Operations per Diluted Share	$0.25	$0.28	$1.20	$1.17
Transaction costs associated with acquisition and disposition activity, net of tax	—	0.02	0.02	0.03
Impairment of goodwill and land held for development	0.02	0.01	0.02	0.02
Reorganization and severance costs	—	—	0.02	0.01
Loss (gain) on debt extinguishment, net of tax	0.03	(0.01)	0.02	—

Recurring Funds From Operations per Diluted Common Share	$0.30	$0.30	$1.28	$1.23

Weighted average diluted shares (in thousands) (3)	134,852	129,593	131,083	129,129

(1)	Represents earnings attributed to convertible units held by LIH, which have been excluded for purposes of calculating earnings per diluted share. The computation of FFO includes earnings allocated to LIH and the respective weighted average share totals include the LIH shares outstanding as their inclusion is dilutive.
(2)	Represents an adjustment to compensate for earnings allocated to unvested shares and shares issuable to LIH and for the rounding of the individual calculations.
(3)	Weighted average diluted shares used to calculate FFO per share and Recurring FFO per share is higher than the GAAP diluted weighted average shares as a result of the dilutive impact of the 11.4 million joint venture units held by LIH which are convertible into the company’s common stock. These convertible units are not included in the diluted weighted average share count for GAAP purposes because their inclusion is anti-dilutive.

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Same-Property NOI to Income from Continuing Operations Before Tax and Discontinued Operations

The following table reflects the reconciliation of same-property NOI to income from continuing operations before tax and discontinued operations, the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(In thousands)
Same-property net operating income	$47,036	$45,076	$184,374	$179,037
Adjustments (1)	(62)	349	2,020	(366)

Same-property net operating income before adjustments	46,974	45,425	186,394	178,671

Non same-property net operating income	9,276	9,543	41,670	35,782

Net operating income	56,250	54,968	228,064	214,453

Add:
Straight-line rent adjustment	994	510	3,788	2,022
Accretion of below-market lease intangibles, net	3,217	3,626	18,646	13,350
Management and leasing services	333	1,113	2,181	2,598
Elimination of intercompany expenses	2,776	2,645	11,013	10,441
Investment income	107	765	365	6,631
Equity in income (loss) of unconsolidated joint ventures	672	(118)	10,990	1,648
Other income	254	16	3,454	216
Gain on sale of operating properties	3,371	—	14,029	—
(Loss) gain on extinguishment of debt	(3,824)	—	(2,750)	107
Less:
Depreciation and amortization	21,230	22,181	101,345	87,266
General and administrative expense	9,864	11,395	41,174	39,514
Interest expense	15,185	17,285	64,031	68,145
Amortization of deferred financing fees	593	606	2,396	2,421
Impairment loss	7,958	1,903	21,850	5,641

Income from continuing operations before tax and discontinued operations	$9,320	$10,155	$58,984	$48,479

(1)	Includes adjustments for items that affect the comparability of the same-property results. Such adjustments include: common area maintenance costs and real estate taxes related to a prior period, revenue and expenses associated with outparcels sold, settlement of tenant disputes, lease termination costs, or other similar matters that affect comparability.

Same-property NOI is a non-GAAP financial measure. The company believes that same-property NOI is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. See “Accounting and Other Disclosures” above.